 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* France, Brian Z. (Last) (First) (Middle) 1801 West International Speedway Blvd. (Street) Daytona Beach, FL 32114 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol International Speedway Corporation ISCA, ISCB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
                        Officer                X          Other

Officer/Other
Description           Group Member
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	04/01/2002	A (1) |	220.0000 | A |	481.0000	D
Class A Common Stock	04/01/2002	A (1) |	13,486.0000 | A |		I	By Remainder of France Family Group
Class A Common Stock	04/04/2002	J (2) |	1,659.0000 | D |	49,444.0000	I	By Remainder of France Family Group
Class A Common Stock	04/04/2002	J (2) |	1,625.8200 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/08/2002	S |	34,300.0000 | D | $44.5743		I	By Zack Limited Partnership
Class A Common Stock	04/08/2002	C (3) |	8,739.6400 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/09/2002	C (3) |	4,900.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/09/2002	S |	4,900.0000 | D | $44.7000		I	By Zack Limited Partnership
Class A Common Stock	04/10/2002	C (3) |	23,520.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/10/2002	S |	23,520.0000 | D | $44.8433		I	By Zack Limited Partnership
Class A Common Stock	04/11/2002	C (3) |	9,800.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/11/2002	S |	9,800.0000 | D | $44.6225		I	By Zack Limited Partnership
Class A Common Stock	04/12/2002	C (3) |	14,700.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/12/2002	S |	14,700.0000 | D | $44.8333		I	By Zack Limited Partnership
Class A Common Stock	04/15/2002	C (3) |	4,900.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/15/2002	S |	4,900.0000 | D | $45.0000		I	By Zack Limited Partnership
Class A Common Stock	04/16/2002	C (3) |	24,500.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/16/2002	S |	24,500.0000 | D | $44.5200		I	By Zack Limited Partnership
Class A Common Stock	04/17/2002	C (3) |	2,450.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/17/2002	S |	2,450.0000 | D | $44.5000		I	By Zack Limited Partnership
Class A Common Stock	04/18/2002	C (3) |	9,800.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/18/2002	S |	9,800.0000 | D | $44.1100		I	By Zack Limited Partnership
Class A Common Stock	04/19/2002	C (3) |	31,850.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/19/2002	S |	31,850.0000 | D | $43.8000		I	By Zack Limited Partnership
Class A Common Stock	04/22/2002	S |	7,350.0000 | D | $43.7000		I	By Zack Limited Partnership
Class A Common Stock	04/22/2002	C (3) |	7,350.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/23/2002	C (3) |	16,660.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/23/2002	S |	16,660.0000 | D | $43.5441		I	By Zack Limited Partnership
Class A Common Stock	04/25/2002	C (3) |	29,400.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/25/2002	S |	29,400.0000 | D | $42.7500		I	By Zack Limited Partnership
Class A Common Stock	04/26/2002	C (3) |	9,800.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/26/2002	S |	9,800.0000 | D | $42.0025		I	By Zack Limited Partnership
Class A Common Stock	04/29/2002	C (3) |	11,270.0000 | A |		I	By Zack Limited Partnership
Class A Common Stock	04/29/2002	S |	11,270.0000 | D | $41.0810	0.0000	I	By Zack Limited Partnership
Class A Common Stock	04/04/2002	J (2) |	33.1800 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/08/2002	C (3) |	178.3600 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/08/2002	S |	700.0000 | D | $44.5743		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/09/2002	C (3) |	100.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/09/2002	S |	100.0000 | D | $44.7000		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/10/2002	C (3) |	480.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/10/2002	S |	480.0000 | D | $44.8433		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/11/2002	C (3) |	200.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/11/2002	S |	200.0000 | D | $44.6225		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/12/2002	C (3) |	300.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/12/2002	S |	300.0000 | D | $44.8333		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/15/2002	C (3) |	100.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/15/2002	S |	100.0000 | D | $45.0000		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/16/2002	C (3) |	500.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/16/2002	S |	500.0000 | D | $44.5200		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/17/2002	C (3) |	50.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/17/2002	S |	50.0000 | D | $44.5000		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/18/2002	C (3) |	200.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/18/2002	S |	200.0000 | D | $44.1100		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/19/2002	C (3) |	650.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/19/2002	S |	650.0000 | D | $43.8000		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/22/2002	C (3) |	150.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/22/2002	S |	150.0000 | D | $43.7000		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/23/2002	C (3) |	340.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/23/2002	S |	340.0000 | D | $43.5441		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/25/2002	C (3) |	600.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/25/2002	S |	600.0000 | D | $42.7500		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/26/2002	C (3) |	200.0000 | A |		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/26/2002	S |	200.0000 | D | $42.0025		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/29/2002	S |	230.0000 | D | $41.0810		I	By Zack Ltd P/S thru Zack Co.
Class A Common Stock	04/29/2002	C (3) |	230.0000 | A |	0.0000	I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/08/2002	C (3) |	8,739.6400 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/09/2002	C (3) |	4,900.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/10/2002	C (3) |	23,520.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/11/2002	C (3) |	9,800.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/12/2002	C (3) |	14,700.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/15/2002	C (3) |	4,900.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/16/2002	C (3) |	24,500.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/17/2002	C (3) |	2,450.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/18/2002	C (3) |	9,800.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/19/2002	C (3) |	31,850.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/22/2002	C (3) |	7,350.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/23/2002	C (3) |	16,660.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/25/2002	C (3) |	29,400.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/26/2002	C (3) |	9,800.0000 | D |		I	By Zack Limited Partnership
Class B Common Stock	04/29/2002	C (3) |	11,270.0000 | D |	6,033.8600	I	By Zack Limited Partnership
Class B Common Stock	04/08/2002	C (3) |	178.3600 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/09/2002	C (3) |	100.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/10/2002	C (3) |	480.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/11/2002	C (3) |	200.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/12/2002	C (3) |	300.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/15/2002	C (3) |	100.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/16/2002	C (3) |	500.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/17/2002	C (3) |	50.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/18/2002	C (3) |	200.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/19/2002	C (3) |	650.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/22/2002	C (3) |	150.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/23/2002	C (3) |	340.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/25/2002	C (3) |	600.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/26/2002	C (3) |	200.0000 | D |		I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock	04/29/2002	C (3) |	230.0000 | D |	123.1400	I	By Zack Ltd P/S thru Zack Co.
Class B Common Stock				3,535.0000	D
Class B Common Stock				20,678,815.0170	I	By Remainder of France Family Group
Class B Common Stock				315.1480	I	By WCF Family Ltd P/S by Polk City
Class B Common Stock				23,542.5450	I	By WCF Family Ltd P/S by Western Oppty
Class B Common Stock				238,548.2900	I	By Western Opportunity

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

France, Brian Z. - April 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses : If not signed by the reporting person signed pursuant to power of attorney previously filed with the commission.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Glenn R. Padgett ________________________________ 05-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

France, Brian Z. - April 2002
Form 4 (continued)
FOOTNOTE Descriptions for International Speedway Corporation ISCA, ISCB

Form 4 - April 2002

Brian Z. France
1801 West International Speedway Blvd.

Daytona Beach, FL 32114
Explanation of responses:

(1)   Grant of Restricted Shares pursuant to provisions of International Speedway Corporation 1996 Long-Term Incentive Plan in a transaction exempt from Section 16(b) of the Act pursuant to Rule 16b-3(d).
(2)   The transaction reported is the effects of the exchange by one or more members of the France Family Group of shares of class A common stock for an equal number of shares of class B common stock with one or more other members of the France Family Group. Results in no change in the total number of shares of class A or the total number of shares of class B held by the France Family Group.
(3)   Conversion of shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock.

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